SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 04 July, 2018

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	BP increases Clair stake, sell interest in Kuparuk dated 04 July 2018

Exhibit 1.1

press release

3 July 2018

BP to increase share in UK's giant Clair field and
sell interest in Alaska's Kuparuk field

●      Increasing holding in core oilfield, west of Shetland in UK, and selling non-operating interest in Alaskan asset.
●      Buying 16.5% in Clair field from ConocoPhillips; selling interest in Greater Kuparuk Area to ConocoPhillips.
●      Two transactions together expected to be cash neutral for BP.

BP today announced that it has entered into agreements with ConocoPhillips that will significantly increase its holding in the Clair field, a core asset of BP's North Sea business in the UK, while also selling its non-operating interest in the Kuparuk and satellite oilfields in Alaska.

BP has entered into an agreement to purchase from ConocoPhillips a 16.5% interest in the BP-operated Clair field, west of Shetland in the UK, buying a ConocoPhillips subsidiary that will hold this interest in the field. As a result, BP will hold a 45.1% interest in Clair and ConocoPhillips will retain a 7.5% interest.

Separately BP has entered into agreements to sell to ConocoPhillips BP's entire 39.2% interest in the Greater Kuparuk Area on the North Slope of Alaska as well as BP's holding in the Kuparuk Transportation Company.

Details of the transactions are not being disclosed but, excluding customary adjustments, the transactions together are expected to be cash neutral for BP and ConocoPhillips. The transactions, which will be subject to State of Alaska, US federal and UK regulatory approvals and other approvals, are anticipated to complete in 2018.

"This is a further step in focusing our portfolio around core assets and developments which have the potential for significant growth. Clair is a key advantaged oilfield for our North Sea business, a giant resource whose second phase is about to begin production and which holds great potential for future developments," said BP Upstream chief executive Bernard Looney.

"In Alaska, this transaction will increase our focus on managing our deep resource base at the massive Prudhoe Bay oilfield and help enable a more competitive and sustainable business for BP."

The giant Clair field west of Shetland has a complex fractured reservoir estimated to have had more than 7 billion barrels of hydrocarbons originally in place. The field is operated by BP which currently holds a 28.6% interest. Production from Clair's first phase of development began in 2005 and the field produced an average of 21,000 barrels of oil equivalent a day (boed) in 2017. A major second development phase, Clair Ridge, is expected to start production later this year with production capacity of 120,000 boed. Appraisal has also identified potential for future stages of development of Clair.

The Greater Kuparuk Area is operated by ConocoPhillips Alaska. The Greater Kuparuk Area includes the Kuparuk oilfield and the satellite fields of Tarn, Tabasco, Meltwater and West Sak. In 2017, the Greater Kuparuk Area had average daily gross oil production of approximately 108,000 barrels a day. The agreement will also include BP's interest in the Kuparuk pipeline, which transports oil from the Greater Kuparuk Area to the inlet of the Trans-Alaska Pipeline (TAPS) at Pump Station 1.

The transaction will not affect BP's position as operator and co-owner in the Prudhoe Bay oilfield in Alaska.

Notes to editors:

The Clair field
●        The Clair field, 47 miles (75 kilometres) west of Shetland, was discovered in 1977. The field had more than 7 billion barrels of hydrocarbons estimated originally in place but held in a highly complex and fractured reservoir.
●        The first phase of development of Clair began production in 2005, targeting approximately 300 million barrels of recoverable resources via the first fixed offshore facility to be installed in the West of Shetland area.
●       The second phase of development, Clair Ridge, is targeting a further 640 million barrels of recoverable resources. Construction of Clair Ridge's two bridge-linked platforms was safely completed in 2016, commissioning activities are now underway and production from the project is expected to begin later in 2018. Peak production is expected to be around 120,000 boed.
●        The Clair partners are now evaluating a potential third phase of development of the field.
●        The current Clair partners are: BP, operator, 28.6%; ConocoPhillips, 24%; Shell UK Limited, 28%; and Chevron North Sea Limited 19.4%.

Greater Kuparuk Area
●         ConocoPhillips is the operator of the Greater Kuparuk Area which includes the Kuparuk oilfield, and satellite fields of Tarn, West Sak, Tabasco and Meltwater.
●         The Kuparuk oilfield, on Alaska's North Slope 40 miles west of Prudhoe Bay, was discovered in 1969 and began production in 1981.

Further information:
BP press office, London: +44 (0)207 496 4076, bppress@bp.com
BP press office, Houston +1 281 366 4463, uspress@bp.com

Cautionary statement:
In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), BP is providing the following cautionary statement.  This press release contains certain forward-looking statements - that is, statements related to future, not past events and circumstances - which may relate to one or more of the financial condition, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements are generally, but not always, identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. Actual results may differ from those expressed in such statements, depending on a variety of factors including the risk factors set forth in our most recent Annual Report and Form 20-F under "Risk factors" and in any of our more recent public reports.

This document contains references to non-proved resources and production outlooks based on non-proved resources that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosures in our Form 20-F, SEC File No. 1-06262.

Our most recent Annual Report and Form 20-F and other period filings are available on our website at www.bp.com, or can be obtained from the SEC by calling 1-800-SEC-0330 or on its website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 July 2018
/s/ D. J. JACKSON
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D. J. JACKSON
Company Secretary